United States securities and exchange commission logo





                             May 3, 2021

       Michael James McMullen
       Chief Executive Officer
       Metals Acquisition Corp
       425 Houston Street, Suite 400
       Fort Worth, TX 76102

                                                        Re: Metals Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 6,
2021
                                                            CIK No. 0001853021

       Dear Mr. McMullen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted April 6, 2021

       General

   1. It appears from your fee table that you are attempting to register the issuance of Class A ordinary shares upon
exercise of the warrants that are included as part of the units.
                                                        However, your
disclosure on page 52 of your initial registration statement states that you are not registering the
issuance of shares underlying the warrants, contrary to the
                                                        information in your fee
table. Please revise accordingly.
 Michael James McMullen
FirstName  LastNameMichael James McMullen
Metals Acquisition Corp
Comapany
May  3, 2021NameMetals Acquisition Corp
May 3,
Page 2 2021 Page 2
FirstName LastName
Our Management, page 119

2. Please revise your disclosure to more specifically describe your officers' and directors'
         principal occupations and employment during the past five years. Please refer to Item
         401(e) of Regulation S-K.
Signatures, page II-5

3. Below the second paragraph of text on the Signatures page, please have your principal financial officer, principal accounting officer or controller and a majority of the board of directors sign the registration statement in their individual capacities.
       You may contact Melissa Gilmore at 202-551-3777 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Sergio Chinos at 202-551-7844 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing